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                                                                    Exhibit 99.4

                     [HAVAS ADVERTISING LOGO APPEARS HERE]

For Immediate Release

      HAVAS ADVERTISING COMPLETES ACQUISITION OF SNYDER COMMUNICATIONS;
       BEGINS TRADING AMERICAN DEPOSITARY SHARES TODAY ON NASDAQ UNDER
                               THE SYMBOL "HADV"

Levallois, France, September 27, 2000 - The Havas Advertising Group (Nasdaq:
HADV; Paris Stock Exchange: HAV.PA), the world's fourth largest communications group*, begins trading of its American Depositary Shares (ADSs) today on the Nasdaq National Market under the symbol "HADV".

Havas Advertising's ADS listing results from its acquisition of Snyder Communications that was approved on September 25, 2000 at an Extraordinary General Meeting of Havas Advertising shareholders and a special meeting of Snyder Communications shareholders. The merger became effective at 4:30 PM Eastern Daylight Time on September 26, 2000. As a result of the acquisition, Havas Advertising has become the world's fourth largest communications group.*

"I am extremely pleased the merger of Snyder Communications has been completed and we can now focus our efforts on developing synergies between the four components of Snyder (Arnold Communications, Bounty SCA Worldwide, Brann Worldwide and Circle.com) and the four divisions of Havas Advertising," commented Alain de Pouzilhac, Chairman and Chief Executive Officer of Havas Advertising. "Our target is to achieve synergies of between 40 and 57 million euro on a full-year basis."

Commenting on the listing, Mr. de Pouzilhac, said "As Havas Advertising continues to globalize its business and shareholder base, our presence has expanded in the US which now represents approximately 45% of our revenues. The Nasdaq Stock Market is an ideal choice for our listing because of its mission to build a global securities market and its prominence in the US marketplace. We are extremely proud to be listed on Nasdaq which, like Havas Advertising, is well-positioned for the digital age."

About Havas Advertising
Havas Advertising (Paris Stock Exchange: HAV. PA, effective September 25, Nasdaq : HADV, effective 27) is the world's fourth largest communications group, after the Snyder Communications acquisition.* Based in Paris, Havas Advertising has four operating divisions - Euro RSCG Worldwide, headquartered in New York, NY, Media Planning Group in Barcelona, Spain, Diversified Agencies Group in Paris, France and Arnold Worldwide Partners, headquartered in Boston, Massachusetts. Havas Advertising brings a multicultural approach to its business that distinguishes it from other major communications companies. Havas Advertising has a presence in 75 countries. Havas Advertising offers a complete line of communications services, including general advertising, direct marketing, media planning and buying, corporate communications, sales promotion, design, sports marketing, human resources,
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multimedia interactive communications and public relations. With the Snyder
Communications acquisition, Havas Advertising now has a worldwide presence of over 250 agencies and a staff of approximately 20,000.

Further information on Havas Advertising can be found on the company's web site at: www.havas-advertising.com or in Havas Advertising's registration statement
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on Form F-4 filed with the SEC (SEC file #333-43362), which may be obtained free of charge at the SEC's website, www.sec.gov.  Further information about the
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calculation of the number of Havas Advertising ADSs issued to holders of Snyder
Communications SNC stock can also be found in Havas Advertising's registration statement.

 * Advertising Age Annual Agency Report ranking, April 24, 2000 and pro forma for Snyder Communications acquisition.

Contacts :
               Alain Camon :     (33 1) 41 34 30 51
               Robert McCann :   (33 1) 41 34 36 32
               CorpCom@havas-advertising.fr
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FORWARD-LOOKING INFORMATION
This document contains certain "forward-looking statements" about the merger of Havas Advertising and Snyder Communications. These include statements regarding the anticipated tax consequences and anticipated future operating results. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include difficulties in integrating the Snyder Communications companies with the Havas Advertising divisions and changes in general economic conditions that may adversely affect the businesses in which Havas Advertising and Snyder Communications are engaged and changes in the securities markets.

ADDITIONAL INFORMATION
Havas Advertising and Snyder Communications filed a proxy statement / prospectus and other relevant documents concerning the merger with the Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors are able to obtain the documents free of charge at the SEC's web site, www.sec.gov. In addition, documents filed with the SEC by Havas Advertising are free of charge from its Secretaire General, at 84, rue de Villiers, 92683 Levallois-Perret Cedex, France, 33-1-41 34 30 00. Documents filed with the SEC by Snyder Communications are available free of charge from its Corporate Secretary at 6903 Rockledge Drive, Bethesda, Maryland 20817, 301-571-6265.

Havas Advertising has filed with the French Commission des Operations de Bourse
(COB) a prospectus consisting of a document de reference and a note d'operation definitive that have received the visas of the COB. Investors are able to obtain this prospectus, free of charge, from Havas Advertising.